02060942

TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
December 27, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2002 (Consolidated), dated October 31, 2002;

2. Outline of Non-consolidated Interim Financial Statement for the Six Months Ended September 30, 2002, dated October 31, 2002;

3. Semi-Annual Business Report for Fiscal Year 2002 (During 38th Fiscal Year);

4. Annual Report 2002 (Year Ended March 31, 2002); and

5. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

(Summary English Translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2002
(Consolidated)

October 31, 2002

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President and Representative Director
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800
Board Meeting Date: October 31, 2002
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2002 through September 30, 2002)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2002	¥113,774 million (4.3%)	¥13,178 million (9.4%)	¥13,334 million (-6.0%)
Six months ended September 30, 2001	¥109,099 million (6.4%)	¥12,048 million (-10.5%)	¥14,191 million (-13.7%)
Year ended March 31, 2002	¥236,569 million	¥30,364 million	¥32,953 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2002	¥7,897 million (-39.0%)	¥175.50	–
Six months ended September 30, 2001	¥12,942 million (50.5%)	¥300.99	–
Year ended March 31, 2002	¥22,363 million	¥513.24	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2002: 79 million yen
   Six months ended September 30, 2001: 134 million yen
   Year ended March 31, 2002: 297 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2002: 44,999,900 shares
   Six months ended September 30, 2001: 43,000,000 shares
   Year ended March 31, 2002: 43,573,749 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2002	¥276,102 million	¥192,443 million	69.7%	¥4,276.52
Six months ended September 30, 2001	¥236,124 million	¥154,091 million	65.3%	¥3,583.52
Year ended March 31, 2002	¥299,892 million	¥195,564 million	65.2%	¥4,345.88

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2002: 44,999,900 shares
Six months ended September 30, 2001: 43,000,000 shares
Year ended March 31, 2002: 44,999,900 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2002	¥891 million	-¥14,109 million	-¥1,198 million	¥80,364 million
Six months ended September 30, 2001	-¥15,427 million	-¥11,553 million	-¥1,619 million	¥55,321 million
Year ended March 31, 2002	¥17,292 million	-¥24,736 million	¥17,975 million	¥95,203 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 15

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 3

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New):	1	(Exception):	–
Equity Method	(New):	–	(Exception):	1

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Sales	Operating Profit	Current Profit	Net Profit
Annual	¥245,000 million	¥33,000 million	¥33,400 million	¥19,000 million

(Reference)
Estimated net profit per share (annual): 414.45 yen

File No. 82-34673

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2002

October 31, 2002

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President and Representative Director
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800

Board Meeting Date: October 31, 2002

Interim Dividends: applicable
Unit Shares: applicable
(100 shares per Unit)

1. Business Results (April 1, 2002 through September 30, 2002)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2002	¥103,744 million (3.5%)	¥9,743 million (9.3%)	¥9,802 million (-9.3%)
Six months ended September 30, 2001	¥100,272 million (5.8%)	¥8,915 million (-16.8%)	¥10,809 million (-17.1%)
Year ended March 31, 2002	¥217,301 million	¥23,440 million	¥25,492 million

	Net Profit	Net Profit per Share
Six months ended September 30, 2002	¥5,672 million (-45.9%)	¥126.06
Six months ended September 30, 2001	¥10,484 million (54.2%)	¥243.83
Year ended March 31, 2002	¥17,469 million	¥400.91

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2002: 44,999,900 shares
   Six months ended September 30, 2001: 43,000,000 shares
   Year ended March 31, 2002: 43,573,749 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2002	¥0.0	–
Six months ended September 30, 2001	¥0.0	–
Year ended March 31, 2002	–	¥20.0

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2002	¥257,285 million	¥172,169 million	66.9%	¥3,826.00
Six months ended September 30, 2001	¥219,861 million	¥138,720 million	63.1%	¥3,226.05
Year ended March 31, 2002	¥281,641 million	¥176,970 million	62.8%	¥3,932.68

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2002: 44,999,900 shares
   Six months ended September 30, 2001: 43,000,000 shares
   Year ended March 31, 2002: 44,999,900 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2002: 100 shares
   Six months ended September 30, 2001: - shares
   Year ended March 31, 2002: 100 shares

2. Forecast of Business Results (April 1, 2002 through March 31, 2003)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share	
					Annual	
Annual	¥222,500 million	¥25,500 million	¥25,700 million	¥14,500 million	¥20.00	¥20.00

(Reference)
Estimated net profit per share (annual): 316.67 yen

File No. 82-34673

For Fiscal Year 2002 (During 38th Fiscal Year)

SEMI-ANNUAL BUSINESS REPORT

April 1, 2002 through September 30, 2002

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, President and CEO of the Company, are included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For the six months ended September 30, 2001	For the six months ended September 30, 2002	For the year ended March 31, 2002
Sales	1,090	1,137	2,365
Operating Revenues	120	131	303
Current Profit	141	133	329
Net Profit	129	78	223
Total Assets	2,361	2,761	2,998
Net Assets (shareholders' equity)	1,540	1,924	1,955
EPS (Net Profit per Share) (yen)	300	175	504

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

INTRODUCTION OF SOLUTION

Progress of the securities system in Japan and the details of the establishment of the system for Mitsubishi Securities Co., Ltd. are mentioned.

RECENT TOPICS

Several corporate achievements of the Company are highlighted, including:

- announcement of "Governance Issues in the Digital Economy: Preparing for the Next Wave";
- enforcement of "11th Survey Concerning the Use of Information and Communications";
- establishment of new subsidiaries in China (Shanghai and Beijing);
- launching of "THE STAR", a next generation securities system service;
- receipt of "Best Education Partner of the Year" and "Best Instructor of the Year" at ORACLE education kick off 2003; and
- holding of "IT Solution Frontier Seminar 2002".

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the Six Months Ended September 30, 2002

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 4.3% to 113.7 billion yen.
- Operating profit increased by 9.4% to 13.1 billion yen.
- Current profit decreased by 6.0% to 13.3 billion yen.
- Net profit for the current period decreased by 39.0% to 7.8 billion yen.

Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services increased by 4.5% to 94.9 billion yen. Operating profit of the System Solution Services increased by 13.2% to 11.9 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 3.2% to 18.8 billion yen. Operating profit of the Consulting/Knowledge Services decreased by 17.5% to 1.2 billion yen.

Consolidated Sales by Business Segments

The amounts of sales for the period in the Company's business by category of service and comparisons to the amounts of the same period last year are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	(Millions of yen)		
	For the six months ended September 30, 2001 (As of September 30, 2001)	For the six months ended September 30, 2002 (As of September 30, 2002)	For the year ended March 31, 2002 (As of March 31, 2002)
Assets			
Current assets:			
Cash and deposits	20,317	19,939	33,181
Notes receivable / Accounts receivable	26,512	27,843	36,277
Securities	35,012	60,424	62,021
Others	21,602	19,263	12,164
Total current assets	103,444	127,471	143,645
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	12,853	12,478	12,930
Machinery and equipment	5,461	5,571	5,706
Tools, furniture and fixtures	5,953	5,317	5,548
Land	8,089	7,635	7,635
Total tangible fixed assets	32,357	31,003	31,822
Intangible fixed assets	20,473	30,936	25,736
Investment and others:			
Investment securities	57,868	63,872	75,920
Shares of related companies	8,456	9,057	8,748
Long-term guarantee money paid	8,176	9,038	8,516
Others	5,346	4,722	5,504
Total investment and others	79,848	86,691	98,689
Total fixed assets	132,679	148,631	156,247
Total Assets	236,124	276,102	299,892

Liabilities			
Current liabilities:			
Accounts payable	21,705	19,296	28,748
Accrued income taxes	2,897	4,587	8,495
Others	15,195	14,750	15,786
Total current liabilities	39,798	38,634	53,030
Fixed liabilities:			
Deferred tax liabilities	13,836	15,616	21,510
Accrued severance and retirement benefits	20,160	22,032	21,753
Others	8,237	7,376	8,033
Total fixed liabilities	42,234	45,025	51,298
Total Liabilities	82,032	83,659	104,328
Shareholders' Equity			
Common stock	10,100	18,600	18,600
Capital surplus	2,400	14,800	14,800
Profit surplus	116,714	132,772	126,135
Variance of the estimate of other securities	25,225	26,289	35,592
Equity adjustment from foreign currency translation	-348	-17	437
Treasury stock	--	-1	-1
Total Shareholders' Equity	154,091	192,443	195,564
Total Liabilities and Shareholders' Equity	236,124	276,102	299,892

Consolidated Statement of Income

	(Millions of yen)		
	For the six months ended September 30, 2001	For the six months ended September 30, 2002	For the year ended March 31, 2002
Sales	109,099	113,774	236,569
Cost of sales	80,980	84,628	173,636
Gross profit	28,118	29,145	62,933
Selling, general and administrative expenses	16,069	15,967	32,568
Operating revenues	12,048	13,178	30,364
Non-operating revenues	2,393	698	3,001
Non-operating expenses	251	542	412
Current profit	14,191	13,334	32,953
Extraordinary profit	8,196	590	8,195
Extraordinary loss	194	193	2,139
Net profit before tax, etc.	22,194	13,731	39,009
Income taxes, etc.	9,251	5,834	16,645
Net profit for the current period	12,942	7,897	22,363

Consolidated Statement of Cash Flows

	(Millions of yen)		
	For the six months ended September 30, 2001	For the six months ended September 30, 2002	For the year ended March 31, 2002
(Cash flow from operating activities)			
Net profit before tax, etc.	22,194	13,731	39,009
Depreciation	5,899	5,743	12,419
Others	-27,041	-10,522	-15,072
Total	1,052	8,952	36,357
Interest and dividend income	899	584	1,168
Interest expenses	-79	-52	-143
Income taxes paid	-17,300	-8,593	-20,089
Cash flow from operating activities	-15,427	891	17,292
(Cash flow from investing activities)			
Payments for purchases of fixed assets	-3,757	-2,313	-7,006
Proceeds from sales of fixed assets	269	34	427
Payments for purchases of intangible assets	-6,838	-8,189	-15,878
Proceeds from sales of intangible assets	57	18	71
Payments for purchases of investment securities / shares of related companies	-1,284	-4,206	-2,196
Proceeds from sales of investment securities / shares of related companies	--	177	13
Others	-0	369	-169
Cash flow from investing activities	-11,553	-14,109	-24,736
(Cash flow from financing activities)			
Net decrease in short-term borrowings	-100	--	-100
Payments of long-term borrowings	-1,304	-304	-2,608
Proceeds from issuance of shares	--	--	20,900
Payments for purchases of treasury stock	--	--	-1
Payments of dividends	-215	-894	-215
Cash flow from financing activities	-1,619	-1,198	17,975
Effect of exchange rate changes on cash and cash equivalents	-201	-421	548
Net increase (or decrease) in cash and cash equivalents	-28,802	-14,839	11,079
Cash and cash equivalents at beginning of the year	84,123	95,203	84,123
Cash and cash equivalents at end of the year	55,321	80,364	95,203

FINANCIAL STATEMENTS

Balance Sheet

	(Millions of yen)		
	For the six months ended September 30, 2001 (As of September 30, 2001)	For the six months ended September 30, 2002 (As of September 30, 2002)	For the year ended March 31, 2002 (As of March 31, 2002)
Assets			
Current assets:			
Cash and deposits	11,780	10,619	23,224
Notes receivable / Accounts receivable	24,133	24,655	33,493
Securities	35,012	60,424	62,021
Others	20,077	18,078	11,033
Total current assets	91,004	113,776	129,772
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	11,126	10,461	10,895
Machinery and equipment	3,651	4,032	4,120
Tools, furniture and fixtures	4,663	4,102	4,372
Land	5,406	4,953	4,953
Total tangible fixed assets	24,848	23,550	24,342
Intangible fixed assets	19,475	28,980	24,375
Investment and others:			
Investment securities	65,689	71,703	83,855
Shares of subsidiaries	5,757	5,935	5,757
Long-term guarantee money paid	9,312	10,040	9,565
Others	3,774	3,298	3,973
Total investment and others	84,533	90,978	103,151
Total fixed assets	128,856	143,509	151,868
Total Assets	219,861	257,285	281,641

Liabilities			
Current liabilities:			
Accounts payable	22,352	20,823	29,959
Accrued income taxes	1,848	3,050	6,578
Others	18,686	19,972	20,636
Total current liabilities	42,887	43,846	57,174
Fixed liabilities:			
Deferred tax liabilities	13,753	15,422	21,428
Accrued severance and retirement benefits	18,108	20,043	19,752
Others	6,391	5,802	6,316
Total fixed liabilities	38,253	41,269	47,497
Total Liabilities	81,140	85,116	104,671
Shareholders' Equity			
Common stock	10,100	18,600	18,600
Capital surplus	2,400	14,800	14,800
Profit surplus	100,994	112,482	107,979
Variance of the estimate of other securities	25,225	26,289	35,592
Treasury stock	--	-1	-1
Total Shareholders' Equity	138,720	172,169	176,970
Total Liabilities and Shareholders' Equity	219,861	257,285	281,641

Statement of Income

	(Millions of yen)		
	For the six months ended September 30, 2001	For the six months ended September 30, 2002	For the year ended March 31, 2002
Sales	100,272	103,744	217,301
Cost of sales	76,750	79,494	164,029
Gross profit	23,521	24,249	53,271
Selling, general and administrative expenses	14,605	14,505	29,831
Operating revenues	8,915	9,743	23,440
Non-operating revenues	2,083	541	2,356
Non-operating expenses	189	482	304
Current profit	10,809	9,802	25,492
Extraordinary profit	7,449	221	7,455
Extraordinary loss	185	188	2,188
Net profit before tax	18,073	9,835	30,759
Income taxes, etc.	7,588	4,162	13,290
Net profit for the current period	10,484	5,672	17,469
Profit brought forward	1,229	1,425	1,229
Unappropriated profit for the current period	11,714	7,097	18,698

COMPANY DATA (as of September 30, 2002)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders

The names of top ten shareholders are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

Officers

The names of 14 Directors, 5 Corporate Auditors and 19 Executive Officers are mentioned.

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-annual securities report dated December 20, 2002 for the six-month period ended September 30, 2002

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Kanto Local Finance Bureau on December 20, 2002 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Production, orders received and sales
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
      (1) Total number of shares, etc.
      (2) Stock acquisition rights, etc.
      (3) Changes in number of issued shares and issued share capital
      (4) Principal shareholders
      (5) Voting rights
   2. Changes in share price
   3. Officers

V. Financial condition
   1. Consolidated interim financial statements, etc.

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.